SW Innovative Holding’s Inc.

d. b. a. Everybody’s Phone Company

July 13, 2018

United States Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

RE: SW Innovative Holdings, Inc.

       Offering Statement on Form 1-A

Response dated July 13, 2018

File No. 024-10801

Dear Mr. Shainess,

This letter is in response to your letter dated July 13, 2018.

We have made reference in the exhibit section of Amendment 6 and is listed as item 12 to add the “legal opinion” issued by outside legal counsel dated July 6, 2018.

Respectfully submitted,

/s/ Norman George

Mr. Norman George

President & CEO

6666 Harwin, Suite 664

Houston, Texas 77036

(713) 268-1610

(713) 268-1820 fax